EXHIBIT 99.1

Vox Royalty Announces Annual and Special Meeting Results

DENVER, CO – May 27, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce that each of the five individuals nominated for election as a director at the Company’s Annual and Special Meeting (the “Meeting”) of Shareholders held today was elected.

The detailed voting results are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Kyle Floyd	32,123,220	84.702%	5,801,615	15.298%
Rob Sckalor	29,736,700	78.410%	8,188,135	21.590%
Alastair McIntyre	29,850,467	78.710%	8,074,368	21.290%
Joseph Gallucci	36,441,429	96.089%	1,483,406	3.911%
Luis Azevedo	30,730,589	81.030%	7,194,246	18.970%

Shareholders also voted in favour of (i) the appointment of PricewaterhouseCoopers LLP as the auditor of the Company for the ensuing year and authorizing the directors to fix the auditor’s remuneration, and (ii) adopting the Company’s 2026 Omnibus Long-Term Incentive Plan. Each of the resolutions approved at the Meeting were described in detail in the Company’s Management Information Circular dated April 14, 2026, available on SEDAR+ (www.sedarplus.ca), the SEC’s website via EDGAR (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

About Vox Royalty Corp.

Vox is a returns-focused mining royalty and streaming company with embedded organic growth across a portfolio of more than 70 royalties and streams in top-tier mining jurisdictions. Vox generates revenue through royalty and streaming interests rather than operating mines. Founded in 2014, Vox’s technical team drives early catalyst identification, proprietary transaction sourcing and disciplined capital allocation, with a focus on per-share returns. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ). For more information, visit www.voxroyalty.com.

For further information contact:

Kyle Floyd
Chief Executive Officer
ir@voxroyalty.com (720) 602-4223

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